

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2008

Via U.S. Mail and Fax (214) 397-3379
Mr. J.W. Swent
Chief Financial Officer
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

> **Re:** **ENSCO International Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-08097**

Dear Mr. Swent:

     We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Contract Drilling Expense, page 31

1.   Please clarify why you have excluded depreciation expense from cost of revenues when discussing your geographic results of operations. Please explain why you do not consider depreciation expense to be part of your costs of revenue.

Consolidated Statements of Income, page 47

2.   Clarify how your current presentation of costs and expenses applicable to revenues complies with Rule 5-03(b)(2) of Regulation S-X. In this respect, it appears that contract drilling expense and the majority of your depreciation expense represents the cost of your revenues. However, this is not apparent from your current presentation. If depreciation expense should be included in your cost of revenues, please revise future filings to include the parenthetical disclosure required by SAB Topic 11.B.

Note 8 – Income Taxes

Intercompany transfer of drilling rigs, page 67

3.   We note the sale of three drilling rigs between subsidiaries in December 2007 resulted in a $96.5 million tax liability by the selling subsidiary which will be paid in 2008. We further note that recognition of the income tax payable has been recorded as a deferred charge and is being amortized on a straight-line basis over the useful lives of the rigs. Please clarify to us and revise future filings to disclose how you accounted for the pretax profit from the intercompany sale of the drilling rigs in your consolidated financial statements. In addition, please revise future filings to disclose where the deferred charge for income taxes payable is recorded on your balance sheet and the amount of amortization expense reported each period.

Note 11. Segment Information, page 71

4.   Clarify how you determined that you have one reportable segment based on the guidance of SFAS 131, paragraphs 10 through 15. In this respect, it appears your chief operating decision-maker reviews the results of your geographic regions for purposes of allocating resources and evaluating financial performance based on your MD&A disclosure. If this is correct, please clarify how you determined that your geographic regions are not components of your enterprise that meet the definition of separate operating segments pursuant to SFAS 131, paragraph 10.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

 /s/ Chris White

Chris White
Branch Chief Accountant